Exhibit 99.1

ICON Announces the Appointment of Ms. Julie O’Neill to Board of Directors and Confirms the Retirement of Professor Dermot Kelleher and Mr. Declan McKeon as Non-Executive Directors

DUBLIN--(BUSINESS WIRE)--July 24, 2019--ICON plc, (NASDAQ: ICLR) a global provider of drug and device development and commercialisation services to the pharmaceutical, biotechnology and medical device industries, today announced the appointment of Ms. Julie O’Neill as a non-executive director.

Ms. O’Neill is an accomplished pharmaceutical leader and advisor. Ms. O’Neill was formerly Executive Vice President, Global Operations of Alexion Pharmaceuticals, Inc., where she was responsible for global manufacturing operations and expanding and improving supply chain and quality operations in the US, Europe, and Asia. Before joining Alexion, Ms. O’Neill was Vice President of Operations and General Manager for Ireland at Gilead Sciences and earlier in her career, Ms. O'Neill held leadership positions in operations, manufacturing and quality functions at Burnil Pharmacies and Helsinn Birex Pharmaceuticals.

Ms. O’Neill serves as a Board Member of DBV Technologies and Hookipa Pharma Inc. and is also on the Board of Ireland’s National Institute for Bioprocessing Research and Training. Ms. O’Neill holds a Bachelor of Science in Pharmacy from Trinity College Dublin, a Masters of Business Administration from University College Dublin and is a Chartered Director of The Institute of Directors in Ireland.

“I am very pleased that Julie has joined the board," commented Mr. Ciaran Murray, Non-Executive Chairman of ICON plc. "Her leadership positions in global pharmaceutical organisations will bring invaluable experience to the ICON Board.”

ICON has also announced the retirement of Professor Dermot Kelleher and Mr. Declan McKeon as non-executive directors.

Professor Dermot Kelleher, a Fellow of the Academy of Medical Sciences, joined the ICON Board in May 2008 and has served on a number of Board committees during his 11 years of service.

Mr. McKeon, a former partner in PWC Ireland, joined the ICON Board in April 2010 and served as acting Chairman from April 2016 until March 2017. In addition, he served as the Lead Independent Director from March 2017 to December 2018.

“I would also like to thank Dermot and Declan for their long and distinguished service to ICON and for their wise counsel, valuable insight and important contributions to the Board and to the committees on which they have served.” commented Mr. Ciaran Murray.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 98 locations in 40 countries and has approximately 14,400 employees.

Further information is available at www.iconplc.com.

Source: ICON plc

All at ICON.

ICON/ICLR-F

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